June 29, 2021

Daniel S. Greenspan, Esq.

Staff Attorney

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	SHP ETF Trust
File Nos. 333-253997 and 811-23645

Dear Mr. Greenspan and Ms. Hamilton:

SHP ETF Trust (the "Registrant") on March 8, 2021 (the “Filing Date”) filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of FIS Knights of Columbus Global Belief ETF (the “Fund”). On June 1, 2021, the Registrant filed an amendment to the N-1A (the “Amendment”) to address staff comments. On June 21, 2021 and June 24, 2021 you provided additional verbal comments on the Amendment to the undersigned who received those comments on behalf of the Registrant.

Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Terms used and not defined herein shall have the meanings assigned to them in the registration statements.

1.	Comment: Please enhance or revise disclosure explaining the nexus between the Fund’s exposure to the economic fortunes and risks of a particular non-U.S. region with respect to its investment policy to invest at least 40% of its total assets at the time of purchase in equity securities of companies headquartered outside the United States.

Response: The Registrant has revised the disclosure in question as follows:

“The Fund will invest in at least three countries (one of which may be the United States) and will invest at least 40% of its total assets at the time of purchase in equity securities of companies ~~headquartered~~ operating outside the United States.”

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Daniel S. Greenspan, Esq.

Lauren Hamilton

June 29, 2021

2.	Comment: Please consider clarifying the Fund’s use of USCCB Guidelines, specifically with respect to when the Fund may, but is not required to, sell investments that are contrary to such guidelines.

Response: The Registrant has revised the Fund’s statutory principal investment disclosure to add the following:

“While the Sub-Adviser will manage the Fund in accordance with USCCB Guidelines, it will also maintain its fiduciary duty to Fund shareholders. As such, if the Sub-Adviser becomes aware that a company in the Fund’s portfolio begins to exhibit policies and practices contrary to the USCCB Guidelines, it may not be able to sell such a security immediately without causing a detriment to shareholders.”

3.	Comment: Please ensure the Fund’s auditor’s consent for its initial financial statements is filed along with the Registrant’s amended registration statement.

Response: The Registrant confirms that the auditor’s consent will be filed as an exhibit to the Fund’s next pre-effective amendment filing.

4.	Comment: The Staff noted that the Fund’s strategy indicates that it may invest in underlying investment companies. Please confirm the absence of an acquired fund fees and expenses line item in the fee table is appropriate.

Response: The Registrant confirms that, while the Fund’s investment strategy does allow for it to invest in underlying investment companies, it does not anticipate that the Fund will do so during its first year of operations. Therefore, the absence of an acquired fund fees and expenses line item in the fee table is appropriate.

5.	Comment: The Staff noted the inclusion of the terms of the sub-advisory agreement within the Fund’s prospectus. Please also include this disclose in the notes the financial statements in future filings, as applicable.

Response: The Registrant confirms that it will include the disclosure in question in future filings.

* * * *

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:	Josef M. Valdman, SHP ETF Trust